FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	…………………………………………………… ,	2011	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 10, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Commencement of Tender Offer by Subsidiary

November 9, 2011

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First Section) and other Stock Exchanges]

Inquiries: Toshihide Aoki General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Commencement of Tender Offer by Subsidiary

Canon Inc.’s subsidiary, Canon Marketing Japan Inc. (Securities code: 8060, listed on the First Section of the Tokyo Securities Exchange), decided at its Board of Directors meeting held today, to acquire common shares in SHOWA INFORMATION SYSTEMS CO., LTD. (Securities code: 6922, listed on the JASDAQ Standard market) and share subscription rights (shinkabu yoyaku-ken) through tender offer as described in the attached document.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

November 9, 2011

Canon Marketing Japan Inc.

President and CEO: Masami Kawasaki

TSE Code: 8060

Tokyo Stock Exchange (First Section)

Inquiries:

Yoshiyuki Matsusaka

Executive Officer

Group Executive

Communications Headquarters

+81-3-6719-9095

Notice of the Commencement of Tender Offer for Shares, etc.

in Showa Information Systems Co., Ltd.

Please be informed that Canon Marketing Japan Inc. (hereinafter referred to as the “Bidder” or the “Company”) has decided to acquire common shares in Showa Information Systems Co., Ltd. (Code: 6922, listed on the JASDAQ Standard market, hereinafter referred to as the “Target Company”) and share subscription rights issued pursuant to the resolutions of the 30th annual general meeting of shareholders of the Target Company held on March 28, 2003 and the meeting of the board of directors of the Target Company held on September 29, 2003 (hereinafter referred to as the “Share Subscription Rights”) through tender offer based on the Financial Instruments and Exchange Act (Act No. 25 of 1948 including any subsequent amendments thereto; hereinafter referred to as the “Act”) (hereinafter referred to as the “Tender Offer”) as described below at the meeting of the board of directors of the Company held on November 9, 2011.

1.	Purpose of the Tender Offer

(1)	Outline of the Tender Offer

As of the date of this release, the Company holds 24,200 common shares in the Target Company that are listed on the JASDAQ Standard market of the Osaka Securities Exchange Co., Ltd. (hereinafter referred to as the “Osaka Securities Exchange”) (equivalent to a shareholding percentage of 0.17% (rounded to the nearest hundredth; hereinafter the same shall apply in the calculation of percentages unless otherwise specified) of the total number of shares issued as of June 30, 2011 (13,906,823 shares) (hereinafter referred to as the “Shareholding Percentage”) as stated in the Target Company’s Quarterly Report for the 2nd Quarter of its 39th Term (submitted on

August 11, 2011)). The Company decided at a board of directors’ meeting held on November 9, 2011 to acquire all common shares issued by the Target Company (including any common shares in the Target Company to be issued or transferred upon exercise of the Share Subscription Rights and excluding any treasury shares held by the Target Company and the common shares held by the Company as of the date of this release) and Share Subscription Rights through the Tender Offer for the purpose of making the Target Company a wholly-owned subsidiary of the Company.

In the Tender Offer, there is no upper limit in the number of shares to be purchased. On the other hand, the lower limit in the number of shares to be purchased is set so that the Company will not acquire any of the tendered shares if the total number of tendered shares does not reach 5,997,000 (equivalent to a Shareholding Percentage of 43.12%), which is calculated by rounding up to the nearest share unit (the Target Company’s share unit is 1,000 shares) the number of shares equivalent to 50.10% (5,996,870) of the number of shares (11,969,799) calculated as the total number of common shares issued by the Target Company as of June 30, 2011 (13,906,823) as stated in the Target Company’s Quarterly Report for the 2nd Quarter of its 39th Term (submitted on August 11, 2011) less the number of shares excluded from the proposed acquisition through the Tender Offer (i.e., the number of treasury shares owned by the Target Company as of June 30, 2011 (1,912,824) as stated in the same report and the number of common shares held by the Company as of the date of this release). Therefore, in case the total number of tendered shares does not reach said lower limit, the Company will not acquire any of the tendered shares.

In the case where the Company has failed to acquire all common shares issued by the Target Company (including any common shares in the Target Company to be issued or transferred upon exercise of the Share Subscription Rights and excluding any treasury shares held by the Target Company and the common shares currently held by the Company), as mentioned in “(4) Post-acquisition reorganization policy (matters concerning so-called two-step acquisition)” below, the Company will request the Target Company after the completion of the Tender Offer to follow the procedure for reorganizing itself into a wholly-owned subsidiary of the Company through the acquisition of all shares issued by the Target Company (including any common shares in the Target Company to be issued or transferred upon exercise of the Share Subscription Rights and excluding any treasury shares held by the Target Company and the common shares currently held by the Company) by the Company (hereinafter referred to as the “Procedure for Reorganization into Wholly-Owned Subsidiary”) and will make the Target Company a wholly-owned subsidiary of the Company.

Before the commencement of the Tender Offer, the Company has concluded a tender offer agreement (hereinafter referred to as the “Tender Offer Agreement”) with Mars Engineering Corporation (hereinafter referred to as “Mars Engineering”), the largest shareholder of the Target Company, as of November 9, 2011.

Based on the Tender Offer Agreement, Mars Engineering has agreed to apply for the Tender Offer with respect to all common shares in the Target Company currently held by Mars Engineering (3,600,000 shares; Shareholding Percentage: 25.89%) (for the outline of the Tender Offer Agreement, see “(6) Matters concerning the important agreement between the Bidder and the shareholders of the Target Company on the application for the tender offer” below).

According to the “Notice regarding the Expression of Opinion on Tender Offer for Shares, etc. in the Company by Canon Marketing Japan Inc.” of the Target Company dated November 9, 2011 (hereinafter referred to as the “Target Company Press Release”), the Target Company, after carefully discussing and considering the appropriateness of the series of tender offer procedures proposed including the Tender Offer and the Procedure for Reorganization into Wholly-Owned Subsidiary (hereinafter referred to as the “Transaction”) and the tender offer price per common share in the Target Company in the Tender Offer (hereinafter referred to as the “Tender Offer Price”) as well as other terms and conditions of the Tender Offer, passed a resolution at a board of directors’ meeting held on November 9, 2011 to express its support to the Tender Offer and to encourage the shareholders of the Target Company to apply for the Tender Offer, based on the judgment that the Transaction will (1) enable the maximization of synergy between the Company and the Target Company in each of their business domains by creating a management system that allows for integrated and speedy decision making, while leveraging the unique strengths of the Target Company, such as its know-how accumulated through many years of experience, to a maximum extent, (2) in view of the Target Company’s financial conditions, business environment, etc., contribute to the enhancement of the Target Company’s enterprise value in the medium- to long-term period by strengthening its business foundation, and (3) provide the shareholders of the Target Company with a reasonable opportunity to sell their shares as the Tender Offer Price and other terms and conditions of the Tender Offer are considered appropriate for the shareholders of the Target Company. The Target Company also passed a resolution at the same board of directors’ meeting that it will leave the judgment whether to apply for the Tender Offer with regard to the Share Subscription Rights to the holders of the Share Subscription Rights because the Target Company had not obtained an opinion on the valuation of the Share Subscription Rights from a third-party valuation expert and had not performed any validation of the tender offer price for the Share Subscription Rights in view of the fact that the Company will unlikely be able to exercise them even if the Company acquires them. The Company has also been informed that the Target Company has no plan to approve transfer of the Share Subscription Rights to the Company in the case where the holders of the Share Subscription Rights apply for the Tender Offer in consideration of the fact that the Share Subscription Rights have been issued to the directors and employees of the Target Company as employee share options. According also to the Target Company Press Release, the abovementioned resolution concerning the opinion on the Tender Offer was passed at a board of directors’ meeting held on November 9, 2011 by a unanimous vote of the directors present (Mr. Shigeo Komiya, who is the representative director and chairman of Mars Engineering, which as a major shareholder of the Target Company has concluded the Tender

Offer Agreement with the Company to the effect that it will apply for the Tender Offer, and also a director of the Target Company, did not participate in the deliberations and the vote on the abovementioned resolution as he may have conflict of interest with the shareholders of the Target Company excluding Mars Engineering in a general and abstract sense, but all other directors of the Target Company participated in the deliberations and the vote). We were also informed by the Target Company that all the corporate auditors of the Target Company attended the board of directors’ meeting mentioned above and each of them stated his/her opinion that there is no objection to the opinion of the board of directors on the Tender Offer.

(2)	Background and process for the decision to undertake the Tender Offer

The section explains the background and process for the Company’s decision to undertake the Tender Offer. In the following explanation, the description about the Target Company is based on the explanation the Company received from the Target Company.

Since its establishment in 1968, the Company has been a member of the global Canon Group, which operates a wide range of businesses in over 180 countries, and, as a company in charge of the overall marketing of Canon products in the domestic market, has orchestrated the sales and marketing of the products of Canon Inc. (hereinafter referred to as “Canon”) and related services to provide value-added solutions to the customers. In recent years, the Company has been striving to evolve into an information services company from its previous business portfolio predominantly consisting of the wholesale businesses in order to strengthen its business model. The Company has been implementing in phases a business platform to offer IT solutions since 2003 as part of the efforts toward improving the competitiveness and quality of services.

Upholding the Long-term Management Objectives Phase II (2011 - 2015) (hereinafter referred to as the “Long-term Management Objectives”), the Company has been working to realize them since January 2011 by developing and following an implementation plan covering the first three years (hereinafter referred to as the “Mid-term Business Plan” (2011 - 2013)). The central theme of the Long-term Management Objectives is “toward a new growth path through business creation.” In particular, the Company’s strategic focus is on the diversification of businesses and the evolution into a service company operating on a global basis and the Company and its subsidiaries and affiliates as a group (hereinafter collectively referred to as the “Group”) is working to achieve an ambitious goal of consolidated sales of at least 850 billion yen in FY2015. As one of the principal management policies adopted in the Mid-term Business Plan, the Company is also aiming at expanding into new business domains through the expansion of the business to provide non-Canon products/services and of the overseas business particularly in the area of IT solutions, guided by its key slogan: “Beyond CANON, Beyond JAPAN”

Under the management strategy outlined above, upholding the expansion of the production printing business as one of the priority strategies, the Company is striving to achieve the objective of generating net sales of 50 billion yen in the production printing business by FY2013.

As part of efforts to increase its presence in the production printing market, the Canon Group launched the “imagePRESS series” digital on-demand printers in 2006, which marked the Group’s full-fledged entry into the digital commercial printing segment, and has strived to expand the market. In March 2010, the Canon Group acquired shares in Océ N.V. (hereinafter referred to as “Océ”) to make it a group company. As Océ was one of the leading manufacturers of high speed printers and wide format printers for office use, this acquisition significantly strengthened the business foundation of the Group in the production printing business. In June 2011, Océ-Japan Corporation, a Japanese subsidiary of Océ, joined the Group through transfer of shares. Under this arrangement, the Group is further strengthening the coordination with Océ in the Japanese market and is taking steps to strengthen its business platform aiming at creating the overall No.1 presence in the global printing industry.

The Company’s current production printing product lineup includes a wide variety of competitive products such as digital commercial printers that enable print on demand (POD) in enterprises, system printers used, for example, in a central printing office, wide format printers used for such purposes as printing posters, CAD documents, outdoor signage and advertising materials, etc., and high quality printers that can deliver quality equivalent to offset printing and are targeted at creative art production needs. In February 2011, the Company announced its entry in the office use production photo printer market to offer versatile, high value-added printing that can handle not only the photographic materials, but also the high quality POD, leveraging the printing technology that the Canon Group has developed through many years of experience. In addition, the Company provides optimal products and solutions that aptly respond to the needs of our customers through, for example, proposals of a workflow linked to IT solutions.

The Target Company was established in 1973 as a spin-off company of Takachiho Koheki Co., Ltd. mainly from its Kanji (Chinese Character) Information Processing & Printing Systems Department. After dissolving its capital ties with Takachiho Koheki Co., Ltd. in 1977, the Target Company registered its shares with the Japan Securities Dealers Association in 1990 and listed its shares on the JASDAQ market in 2004.

For about 39 years since its establishment, the Target Company, as a R&D-oriented enterprise, has led the development of Japanese language processing technologies for office printer systems in the area of office document printing, including the commercialization of the world’s first kanji printer. More specifically, the Target Company has a competitive advantage in system printers such as a high speed continuous form kanji printer system called “SX series” with competitiveness in the market and a broad customer base. In particular, it has an outstanding track record of selling many electrophotographic high speed continuous form printers to customers in the data printing service industry (i.e., the outsourcing service for high volume office document printing needs). The strength of the Target Company lies in its ability to provide high value-added systems built around its proprietary printer controller by leveraging the Japanese language information processing know-how accumulated through many years of experience, in combination with user-friendly after-sales support services from initial installation to ongoing maintenance for its office printer products, delivered by its skilled support staff and nationwide maintenance network.

In recent years, the printing market has faced a major paradigm shift encompassing, among others, the change in values toward paper media and the acceleration of the cross-media trend through the wide-spread use of the Internet and smartphones. In this market environment, marketing techniques with favorable cost-benefit characteristics such as one-to-one marketing and direct marketing have become more relevant. As a result, printing needs are also expected to shift from high volume printing to small lot printing for a wide range of products. In addition, it is predicted that “digital commercial printing” and “office document printing” will be more undistinguishable and seamless going forward due to the dissemination of new business models such as TransPromo, which refers to a technique of sending, for example, monthly bills or usage statements through direct mail with appropriate promotional messages printed on them that are relevant to the receivers of such documents.

Affected by the trend toward open data processing and increasing demand for lower prices and color printing capabilities in addition to the changes in the market environment described above, the business domain of the Target Company is also facing a period of transition that requires the providers to expand and improve both hardware and software to create higher values for customers than before.

The Target Company’s principal business (particularly in relation to its main product lines of kanji printers) has been the manufacturing of proprietary systems consisting of kanji printers, which are supplied by both domestic and overseas manufacturers of printers and other hardware based on the specification of the Target Company (including products jointly developed with the Target Company), and additional hardware and software developed by the Target Company and the sales of these systems to users under its own brand. However, due to the consolidation of printer manufacturers resulting from recent business reorganizations and integration through M&As by major printer manufacturers, the Target Company is facing an urgent challenge of strengthening alliance with a partner who is capable of offering products with competitive advantage to the production printing market in order to continue said business and to improve its competitiveness.

In this market environment, the Company and the Target Company started an alliance in the sales of Océ office printers in November 2010 and have worked together by leveraging the sales/after-sales service capability, technical capability, and customer base of the Target Company in the area of office document printing. In addition, we are also strengthening our collaboration in the support function. For example, in the Océ Makuhari Showroom, which was opened in July 2011 as the first showroom for Océ high speed continuous form printers in Asia, the Company worked with the Target Company in the provision of maintenance services for these products. In parallel with these collaborations, the Company and the Target Company have also had ongoing discussions about the synergy created by more integrated business operations that combine the business resources of both companies including capital, which goes beyond a mere business alliance.

We started specific discussions about the Transaction in August 2011, which resulted in a conclusion that, in order to further enhance the enterprise value of both companies and achieve sustained growth, it is beneficial for both of us to strengthen the capital ties between the two companies and create a strong collaborative system that leverages the business recourses of both companies as soon as possible by entering into the Transaction in which the Target Company will become a wholly-owned subsidiary of the Company, given that the printing market is experiencing a major paradigm shift and the Target Company is facing an urgent challenge of strengthening alliance with a partner who is capable of offering products with competitive advantage to the production printing market.

As it is predicted that both “digital commercial printing” and “office document printing” in the production printing market will change together in a seamless fashion, we believe that the largest merit of carrying out the Transaction will be the expansion of business driven by the synergy between the strengths of both companies in these two areas and specifically we expect that the following four major synergies can be achieved.

1)	Acquisition of a strong sales capability and reliable customers

We believe that the reliable customer channel developed through the Target Company’s long operating history in the area of “office document printing” and the customer base of the Company in its office device business and production printing business effectively complement each other. The Company’s main target customers so far have been major corporations that have in-house printing functions and copy service companies. In future, the Company will be able to access commercial printing users consisting mainly of printing companies by taking advantage of the customer channel of the Target Company. The Target Company will also be able to access a wider range of users by using the Company’s existing customer base. The Company will also work to expand the presence of the Group, particularly with Océ products, in the office printer market based on the sales know-how developed by the Target Company in the area of office document printing, where customer requirements are at high level and specialized know-how is required.

2)	Establishment of a strong complementary relationship in products and technologies

The Canon Group will be able to offer a wider variety of printing systems by strong coordination through the Company among the Target Company with strength in continuous form printers as exemplified by its high speed continuous form kanji printer system called “SX series,” Canon with strength in cut sheet printers such as digital on-demand commercial printers targeted mainly at in-house central printing offices, copying machines and multifunction printer-copiers targeted at office and SOHO needs and wide format printers targeted at design offices, and Océ with a product line-up consisting of high speed continuous form printers and wide format printers. The Canon Group will also tap the customer needs involving technical innovation such as open data processing and lower cost printing by offering unique, high value-added products and solutions, leveraging to a maximum extent the technological and marketing capabilities of the Canon Group including Océ. Products jointly developed by Canon and Océ have already been released in March and September 2011. With the addition of the know-how of the Target Company, we are confident that we will be able to develop next-generation products in a manner that will more effectively respond to the market needs.

3)	Acquisition of a maintenance/service network

With the integration of the infrastructure of the Target Company that has professional supporting capabilities regarding continuous form printers and that of the Group that has nationwide operations, we will be able to create a system that can deliver a wide range of meticulous support and maintenance services. We also plan to respond quickly to customer needs and further increase our competitiveness by building the ability to provide support and maintenance services for both continuous form printers and cut sheet printers in an integrated manner, which will be our unique strength that no other company has.

4)	Business expansion into the Asian region

We will strive to realize the “Beyond JAPAN” business development in future, which is one of our principal strategies as noted above. Specifically, we will consider the possibility of business development in the Asian region, particularly in China by taking advantage of the know-how of the Target Company that has 2-byte character processing technologies.

The Company has decided to commence the Tender Offer as part of the Transaction in a meeting of the board of directors of the Company held on November 9, 2011 based on the judgment that the Transaction in which the Target Company will become a wholly-owned subsidiary of the Company will contribute to the enhancement of the enterprise value of both companies as it will enable the maximization of synergy between the Company and the Target Company in each of their business domains by creating a system that allows for integrated and speedy decision making, while leveraging the unique strengths of the Target Company, such as its know-how accumulated through many years of experience, to a maximum extent.

(3)	Post-acquisition management policy

The Company, as of the date of this release, has the intention to adopt a post-acquisition management policy of the Target Company to promptly realize the synergy creation under the integrated business operations in each of the business domains of the Company and the Target Company and to implement the policy based on consultation with the Target Company regarding necessary measures to be taken and the support system for promoting them. In principle, the current directors of the Target Company are expected to continue to be responsible for the business operations of the Target Company after the successful completion of the Tender Offer. However, Mr. Shigeo Komiya, who is the representative director and chairman of Mars Engineering, which as a major shareholder of the Target Company has concluded the Tender Offer Agreement with the

Company to the effect that it will apply for the Tender Offer, and also a director of the Target Company, will be asked to resign as a director upon successful completion of the Tender Offer.

(4)	Post-acquisition reorganization policy (matters concerning so-called two-step acquisition)

As stated in “(1) Outline of the Tender Offer” above, the Company plan to acquire all common shares issued by the Target Company (including any common shares in the Target Company to be issued or transferred upon exercise of the Share Subscription Rights and excluding any treasury shares held by the Target Company and the common shares currently held by the Company) through the Tender Offer. In the case where the Company has failed to acquire all common shares issued by the Target Company (including any common shares in the Target Company to be issued or transferred upon exercise of the Share Subscription Rights and excluding any treasury shares held by the Target Company and the common shares currently held by the Company), the Company will make the Target Company a wholly-owned subsidiary of the Company by acquiring all common shares issued by the Target Company (including any common shares in the Target Company to be issued or transferred upon exercise of the Share Subscription Rights and excluding any treasury shares held by the Target Company and the common shares currently held by the Company) by entering into a share exchange transaction with the Target Company that will make the Target Company a wholly-owned subsidiary of the Company (hereinafter referred to as the “Share Exchange”) after the Tender Offer.

It is contemplated that in the Share Exchange, the shareholders of the Target Company other than the Company will receive shares in the Company in exchange for common shares in the Target Company held by them. Any shareholders who are allotted 1 or more shares in the Company will become a shareholder of the Company. It is also contemplated that the Share Exchange will be carried out without obtaining a resolution of the general meeting of shareholders of the Company approving the transaction as a simplified share exchange transaction prescribed in the main clause of Article 796, Paragraph 3 of the Companies Act (Act No. 86 of 2005 including any subsequent amendments thereto; hereinafter the same shall apply). In addition, the Share Exchange may be carried out without obtaining a resolution of the general meeting of shareholders of the Target Company approving the transaction as a share exchange transaction under summary procedure prescribed in the main clause of Article 784, Paragraph 1 of the Companies Act.

The effective date of the Share Exchange is scheduled sometime around May 2012. We plan to determine the final share exchange ratio in the Share Exchange sometime around January 2012 after completing the Tender Offer based on consultation and agreement between the Company and the Target Company in due consideration of the interest of their respective shareholders. We also plan to determine the amount of consideration received by the shareholders of the Target Company other than the Company (which is shares in the Company; however, any shareholders allotted less than 1 share will receive sales proceeds of said fractional share) so that the amount of consideration received by the shareholders of the Target Company in the Share Exchange will be equivalent to the Tender Offer Price, by taking into consideration various factors including the Tender Offer Price and the current market price of the shares in the Company. However, the economic value of said consideration may be affected by various factors including the timing difference between the Tender Offer and the Share Exchange, changes in the financial performance of the Company and the Target Company, and changes in the market price of the shares in the Company.

In relation to the Share Exchange, the shareholders of the Target Company, which will become a wholly-owned subsidiary of the Company, may demand purchase of shares by the Target Company in accordance with the relevant procedure under the Companies Act and other applicable laws and regulations. In this case, the purchase price will ultimately be subject to the court judgment that takes into consideration changes in the financial performance of the Target Company, changes in the market price of common shares in the Target Company and general stock market conditions, and other circumstances.

The Company will request the Target Company to retire its treasury shares (the number of treasury shares as of June 30, 2011 as stated in the Target Company’s Quarterly Report for the 2nd Quarter of its 39th Term (submitted on August 11, 2011) is 1,912,824 (Shareholding Percentage: 13.75%) on or after the date of completion of the Tender Offer and by the effective date of the Share Exchange.

With regard to the Procedure for Reorganization into Wholly-Owned Subsidiary, the timing or terms and conditions of the Share Exchange or the method for making the Target Company a wholly-owned subsidiary of the Company may be changed depending on such factors as the potential legal or tax effect of the Share Exchange on the Company or the Target Company, the status of the change in the tax and other laws and regulations related to the Share Exchange or interpretations thereof by the regulatory authorities, the Shareholding Percentage of the Company after the Tender Offer, the status of shareholding by the shareholders of the Target Company other than the Company with respect to the common shares of the Target Company, changes in the financial performance of the Company and the Target Company, the effect of the stock market conditions, etc. However, even in such cases, we will determine the amount of consideration received by the shareholders of the Target Company other than the Company based on the same amount as the amount calculated by multiplying the Tender Offer Price by the number of ordinary shares in the Target Company held by each of said shareholders before the Share Exchange. If there is any change in the terms and conditions of the Share Exchange or the method for making the Target Company a wholly-owned subsidiary of the Company, we will announce the specifics of the change as soon as they are determined after consultation with the Target Company.

(5)	Prospect for delisting and reasons therefor

As of the date of this release, the common shares of the Target Company are listed on the JASDAQ market. Since there is no upper limit in the number of shares to be purchased in the Tender Offer, depending on the outcome of the Tender Offer, the common shares of the Target Company may be delisted in accordance with the delisting criteria of the Osaka Securities Exchange through the procedure predetermined by the Exchange. Even if the common shares of the Target Company do not meet the delisting criteria at the completion of the Tender Offer, as stated in “(4) Post-acquisition reorganization policy (matters concerning so-called two-step acquisition)” above, the Company intends to make the Target Company a wholly-owned subsidiary through the Procedure for Reorganization into Wholly-Owned Subsidiary, in which case the Target Company will be delisted in accordance with the delisting criteria of the Osaka Securities Exchange through the procedure predetermined by the Exchange. Once the common shares of the Target Company are delisted, they can no longer be traded in the JASDAQ market.

(6)	Matters concerning the important agreement between the Bidder and the shareholders of the Target Company on the application for the tender offer

On November 9, 2011, the Company has conclude the Tender Offer Agreement with Mars Engineering, the largest shareholder of the Target Company, under which Mars Engineering agrees to apply for the Tender Offer with respect to all common shares in the Target Company held by the company (3,600,000 shares; Shareholding Percentage: 25.89%). We have also agreed under the Tender Offer Agreement that upon successful completion of the Tender Offer, Mars Engineering will exercise voting rights and other shareholder’s rights at the general meeting of shareholders of the Target Company in accordance with the instruction by the Company.

(7)	Measures to ensure the fairness of the Tender Offer

1)	Acquisition by the Bidder of a stock valuation report prepared by a third-party valuation expert

In determining the Tender Offer Price, the Company requested SMBC Nikko Securities Inc. (hereinafter referred to as “SMBC Nikko Securities”), a third-party valuation expert who is independent from both the Company and the Target Company, to act as a financial advisor and perform the valuation of shares in the Target Company, which was to be used as a reference information in the determination of the Tender Offer Price. SMBC Nikko Securities neither is a related party of the Company nor has a significant interest in the Tender Offer.

SMBC Nikko Securities performed the valuation of the shares in the Target Company by using the discounted cash flow method (hereinafter referred to as the “DCF method”), the average market price method, and the comparable listed company method. The Company received a stock valuation report from SMBC Nikko Securities (hereinafter referred to as the “Valuation Report (SMBC Nikko Securities)”) on November 8, 2011. (The Company has not obtained a fairness opinion on the Tender Offer Price.) The ranges of per share value of common shares in the Target Company calculated under each of the abovementioned methods are as follows:

DCF method:	180 yen – 250 yen
Average market price method:	106 yen – 110 yen
Comparable listed company method:	128 yen – 220 yen

Under the DCF method, the range of the per share value is determined by analyzing the enterprise value and the value of stock based on the present value of the expected future free cash flows generated by the Target Company discounted at a certain discount rate. The expected future free cash flows are estimated based on the business plan submitted by the Target Company, interview with the management of the Target Company, and the trend of the recent financial results of the Target Company.

Under the average market price method, the range of the per share value is determined based on the simple average stock prices of the common shares in the Target Company in the JASDAQ market (based on closing prices) for a period of one and three months from November 8, 2011 as the base date (106 yen and 110 yen (rounded to the nearest whole number; hereinafter the same shall apply in the calculation of simple average stock price), respectively).

Under the comparable listed company method, the range of the per share value is determined based on the valuation of the shares in the Target Company derived by applying certain multipliers to the relevant financial indicators of the Target Company, where said multipliers are calculated from the ratio of stock prices, etc. to the relevant financial indicators of selected listed companies that are similar to the Target Company in terms of business portfolio, etc. (hereinafter referred to as the “Comparable Companies”).

In performing the valuation, SMBC Nikko Securities also examined the contents of the full-year forecasts for the fiscal year ending December 31, 2011 as stated in the “Notice of Revisions to Full-year Forecasts for the Fiscal Year Ending December 31, 2011” published by the Target Company on November 9, 2011.

Referring to the Valuation Report (SMBC Nikko Securities) and in comprehensive consideration of the result of the acquisition due diligence conducted by the Company, the trend of the market price of the shares in the Target Company, approval/disapproval on the Tender Offer by the board of directors of the Target Company, the prospect for the number of shares subject to the application for the Tender Offer, etc., the Company, having consulted and negotiated with Mars Engineering, the largest shareholder of the Target Company and the Target Company, determined at a board of directors’ meeting held on November 9, 2011 the final Tender Offer Price at 200 yen per share.

The Tender Offer Price (200 yen) is equivalent to an amount calculated as the closing price of ordinary market transactions in the JASDAQ market on November 8, 2011, the business day immediately preceding the announcement of the commencement of the Tender Offer by the Company (105 yen) plus a premium of 90.48% (rounded to the nearest hundredth; hereinafter the same shall apply in the calculation of a premium), an amount calculated as the simple average of the closing prices of ordinary market transactions over a period of one month ending November 8, 2011 (106 yen) plus a premium of 88.68%, an amount calculated as the simple average of the closing prices of ordinary market transactions over a period of three months ending November 8,

2011 (110 yen) plus a premium of 81.82%, and an amount calculated as the simple average of the closing prices of ordinary market transactions over a period of six months ending November 8, 2011 (112 yen) plus a premium of 78.57%, respectively.

The Share Subscription Rights, which are subject to the Tender Offer, have been issued to the directors and employees of the Target Company as employee share options. As such, the holders of the Share Subscription Rights intending to exercise the option are required, in principle, to hold a position as a director, an employee, etc., of the Target Company at the time of the exercise of the option. Therefore, the Company determined at a board of directors’ meeting held on November 9, 2011 the tender offer price for the Share Subscription Rights at 1 yen per Share Subscription Right in view of the fact that the Company will unlikely be able to exercise them even if the Company acquires them through the Tender Offer.

2)	Acquisition by the Target Company of a stock valuation report prepared by a third-party valuation expert

According to the Target Company Press Release, the board of directors of the Target Company, in examining the appropriateness of the Tender Offer Price, requested Mizuho Bank, Ltd. (hereinafter referred to as “Mizuho Bank”), a third-party valuation expert who is independent from the Company, Mars Engineering, and the Target Company, to act as a financial advisor and perform the valuation of shares in the Target Company, and received a stock valuation report from Mizuho Bank (hereinafter referred to as the “Valuation Report (Mizuho Bank)”) on November 7, 2011, which was to be used as a reference information in the examination of the appropriateness of the Tender Offer Price. We were also informed that the Target Company has not obtained a fairness opinion on the Tender Offer Price from Mizuho Bank.

Having obtained from the board of directors of the Target Company the relevant materials including a business plan prepared by the Target Company and explanation on the business environment and the business plan of the Target Company, Mizuho Bank calculated the value of shares in the Target Company under certain assumptions and conditions developed based on the obtained information. In its valuation, Mizuho Bank adopted the average market price method as the Target Company is a listed company and the DCF method, which is a valuation method based on the future cash flows generated by the company, as the Target Company is a going concern and has prepared a business plan over future fiscal years. As we were informed, the ranges of per share value of common shares in the Target Company calculated under each of the abovementioned methods are as follows. In performing the valuation, Mizuho Bank also examined the contents of the full-year forecasts for the fiscal year ending December 31, 2011 as stated in the “Notice of Revisions to Full-year Forecasts for the Fiscal Year Ending December 31, 2011” published by the Target Company on November 9, 2011.

Average market price method:	104 yen – 114 yen
DCF method:	153 yen – 243 yen

Under the average market price method, the range of the per share value is determined at 104 yen to 114 yen based on the volume-weighted average stock prices of the common shares in the Target Company in the JASDAQ market for a period of one, three, and six months from November 4, 2011 as the calculation base date (104 yen, 108 yen, and 114 yen (rounded to the nearest whole number), respectively), in careful consideration of the recent prices and trading volume of the common shares in the Target Company in the JASDAQ market.

Under the DCF method, the range of the per share value is determined at 153 yen to 243 yen by calculating the enterprise value based on the present value of the expected future free cash flows generated by the Target Company discounted at a certain discount rate. The expected future free cash flows are estimated based on the business plan prepared by the Target Company, interview with the management of the Target Company.

Mizuho Bank neither is a related party of the Company, Mars Engineering, and the Target Company nor has a significant interest in the Tender Offer requiring disclosure.

We were also informed that the Target Company did not obtain a valuation report on the Share Subscription Rights from a third-party valuation expert in view of the fact that the Company will unlikely be able to exercise them even if the Company acquires them.

3)	Examination, consultation, negotiation, etc., by the project team of the Target Company

According to the Target Company Press Release, realizing (1) that in judging whether the Transaction should be carried out, the Target Company needs to conduct careful examination by paying maximum attention to the protection of the interest of the shareholders of the Target Company other than the Company as, if the Transaction is carried out in response to the proposal by the Company, the common shares in the Target Company will be delisted and the shareholders of the Target Company other than the Company will receive shares in the Company (however, any shareholders allotted less than 1 share in the Company will receive sales proceeds of said fractional share), among other reasons and (2) that in judging whether the Transaction should be carried out, the Target Company cannot completely deny the general and abstract possibility that conflict of interest will arise between the board of directors of the Target Company and the shareholders of the Target Company other than Mars Engineering as the Target Company cannot completely deny the general and abstract possibility that Mars Engineering will exert certain influence on the board of directors of the Target Company in its decision making related to the Transaction given the fact that Mars Engineering holds 25.89% of the total shares issued by the Target Company and Mr. Shigeo Komiya, a director of the Target Company who is also the representative director and chairman of Mars Engineering, while it cannot necessarily be said that Mars Engineering and other shareholders of the Target Company are in a situation where their interests are aligned with regard to whether and in what structure the Transaction will be carried out as there is a significant difference between Mars Engineering and other shareholders of the Target Company in terms of the number of shares held, among other reasons, the Target Company established a project team (the “Target Company Project Team”) consisting of all directors of the Target Company excluding Mr. Shigeo Komiya, who is also the representative director and chairman of Mars Engineering (Mr. Koutaro Tomiyama, Mr. Yuichi Nakazawa, Mr. Yukio Osaki, Mr. Fumio Kita, Mr. Junji Shoji, and Mr. Yasuo Ohnishi) as of October 11, 2011 for the purpose of ensuring fair proceedings in board of directors’ meetings concerning the Transaction including the Tender Offer and avoiding the potential conflict of interest by eliminating arbitrariness from the decision making process as much as possible. The Target Company Project Team, from the perspective of the enterprise value of the Target Company as well as the protection of the common interest of the shareholders, carefully examined the appropriateness of the terms and conditions of the Tender Offer (including the Tender Offer Price and the tender offer price for the Share Subscription Rights per the Share Subscription Right) and the fairness of a series of procedures comprising the Transaction and carried out consultation and negotiation about the Transaction with the Company.

We were informed that Mr. Shigeo Komiya, who is a director of the Target Company, was not elected as a member of the Target Company Project Team and was not involved in any of said examination, consultation and negotiation by the Target Company Project Team as he was also the representative director and chairman of Mars Engineering, which as a major shareholder of the Target Company concluded the Tender Offer Agreement with the Company under which it agrees to apply for the Tender Offer.

4)	Establishment of a third-party committee by the Target Company

According to the Target Company Press Release, on October 11, 2011, Target Company Project Team established a third-party committee consisting of Mr. Hironari Hashioka (attorney-at-law, Vasco Da Gama Offices), who is an outside corporate auditor of the Target Company, Mr. Taizo Ohta (attorney-at-law, Marunouchi Sogo Law Office) as an external expert, and Mr. Tetsuya Ishihara (CPA, Grant Thornton Taiyo ASG LLC), all of whom are highly independent from the Company, Mars Engineering, and the Target Company for the purpose of avoiding the potential conflict of interest by ensuring fairness in the meetings of the board of directors of the Target Company concerning the Transaction and by eliminating arbitrariness from the decision making process as much as possible and confirming that passing a resolution approving the Transaction at a meeting of the board of directors of the Target Company would not cause any disadvantages to the general shareholders including minority shareholders (hereinafter referred to as the “Minority

Shareholders, etc.”) after the Tender Offer and requested the third-party committee to deliberate on (a) the appropriateness of the Transaction, (b) the fairness of the procedures adopted in the negotiation process concerning the Transaction, (c) the fairness of the consideration delivered to the Minority Shareholders, etc. of the Target Company as a result of the Transaction, and (d) whether the Transaction would cause any disadvantages to the Minority Shareholders, etc. of the Target Company and to provide advice on these topics to the Target Company Project Team.

The third-party committee held five meetings in total during the period from October 13, 2011 to November 7, 2011 to deliberate on these topics. More specifically, the committee received explanation from the Target Company Project Team, Mizuho Bank (financial advisor of the Target Company), and TMI Associates (legal advisor of the Target Company) about the contents of the proposal by the Company, independence of Mizuho Bank and TMI Associates from the Company and the Target Company, and the purpose of the Transaction and specifically how the enterprise value of the Target Company is expected to be enhanced by the Transaction and had a Q&A session on these topics. In addition, the committee consulted the Valuation Report (Mizuho Bank) prepared by Mizuho Bank, received from Mizuho Bank advice and explanation about the valuation of common shares in the Target Company based on the Valuation Report (Mizuho Bank), and received, as necessary, advice from TMI Associates on the fairness of the procedures adopted in relation to the Transaction and other topics.

On November 7, 2011, after carefully deliberating on and analyzing the topics listed above based on the results of the examination processes outlined above, the third-party committee submitted to the Target Company Project Team a report summarizing its advice to the effect that (a) the Transaction is expected to result in enhancement of the enterprise value of the Target Company and the purpose of the Transaction is appropriate (b) the procedures adopted in the negotiation process concerning the Transaction was fair, (c) the consideration to be delivered to the Minority Shareholders, etc. of the Target Company as a result of the Transaction is fair, and (d) given the conclusions stated in (a) through (c) as well as other relevant matters, the Transaction is not disadvantageous to the Minority Shareholders, etc..

5)	Advice to the Target Company from an independent legal advisor

According to the Target Company Press Release, the board of directors of the Target Company, in order to ensure transparency and reasonableness in the decision making process concerning the Transaction, etc., appointed TMI Associates as a legal adviser who is independent from the Company, Mars Engineering, and the Target Company and obtained legal advice from TMI Associates on the decision making process concerning the Transaction, the decision making method, and other points to be noted in making decisions related to the Transaction.

6)	Unanimous approval by all directors and corporate auditors with no special interest in the Transaction

According to the Target Company Press Release, the Target Company, after carefully discussing and considering the appropriateness of the Transaction and the Tender Offer Price as well as other terms and conditions of the Tender Offer based on the Valuation Report (Mizuho Bank) and advice received from Mizuho Bank, the legal advice obtained from TMI Associates, the report submitted by the third-party committee, and the results of the examination, consultation, and negotiation by the Target Company Project Team, passed a resolution at a board of directors’ meeting held on November 9, 2011 to express its support to the Tender Offer and to encourage the shareholders of the Target Company to apply for the Tender Offer, based on the judgment that the Transaction will (1) enable the maximization of synergy between the Company and the Target Company in each of their business domains by creating a management system that allows for integrated and speedy decision making, while leveraging the unique strengths of the Target Company, such as its know-how accumulated through many years of experience, to a maximum extent, (2) in view of the Target Company’s financial conditions, business environment, etc., contribute to the enhancement of the Target Company’s enterprise value in the medium- to long-term period by strengthening its business foundation, and (3) provide the shareholders of the Target Company with a reasonable opportunity to sell their shares as the Tender Offer Price and other terms and conditions of the Tender Offer are considered appropriate for the shareholders of the Target Company. The Target Company also passed a resolution at the same board of directors’ meeting that it will leave the judgment whether to apply for the Tender Offer with regard to the Share Subscription Rights to the holders of the Share Subscription Rights because the Target Company had not obtained an opinion on the valuation of the Share Subscription Rights from a third-party valuation expert and had not performed any validation of the tender offer price for the Share Subscription Rights in view of the fact that the Company will unlikely be able to exercise them even if the Company acquires them. The Company has also been informed that the Target Company has no plan to approve transfer of the Share Subscription Rights to the Company in the case where the holders of the Share Subscription Rights apply for the Tender Offer in consideration of the fact that the Share Subscription Rights have been issued to the directors and employees of the Target Company as employee share options.

According also to the Target Company Press Release, the abovementioned resolution concerning the opinion on the Tender Offer was passed at a board of directors’ meeting held on November 9, 2011 by a unanimous vote of the directors present (Mr. Shigeo Komiya, who is the representative director and chairman of Mars Engineering, which as a major shareholder of the Target Company has concluded the Tender Offer Agreement with the Company to the effect that it will apply for the Tender Offer, and also a director of the Target Company, did not participate in the deliberations and the vote on the abovementioned resolution as he may have conflict of interest with the shareholders of the Target Company excluding Mars Engineering in a general and abstract sense, but all other directors of the Target Company participated in the vote). We were also informed by the Target Company that all the corporate auditors of the Target Company attended the board of directors’ meeting mentioned above and each of them stated his/her opinion that there is no objection to the opinion of the board of directors on the Tender Offer.

2.	Outline of the Tender Offer

(1)	Outline of the Target Company

1)	Company name	Showa Information Systems Co., Ltd.
2)	Address	No.45 Kowa Bldg., 15-9 Minami Aoyama 1-chome, Minato-ku, Tokyo, Japan
3)	Title and name of the company representative	Yuichi Nakazawa, Representative Director, President, and Executive Officer
4)	Business	Development and sales of high speed kanji information processing systems, etc.
5)	Capitalization	2,744,673 thousand yen
6)	Date of incorporation	January 24, 1973
7)	Major shareholders and	Mars Engineering Corporation	25.88%
	the percentage of their	Showa Information Systems Employee Stock Ownership Association	4.12%
	shareholdings	Showa Information Systems Trade Partner Stock Ownership Association	2.87%
	(As of June 30, 2011)	Kimiko Kobayashi	1.66%
		Kiyoshi Murakata	1.60%
		Sumisho Computer Systems Corporation	1.51%
		ABN AMRO Global Custody N.V. 430000 (Standing Proxy: Mizuho Corporate Bank, Ltd.,
		Settlement Division)	1.43%
		Sinfonia Technology Co., Ltd.	1.36%
		Mizuho Bank, Ltd.	1.30%
		Minoru Kobayashi	0.89%
8)	Relationship between the Bidder and the Target Company

Capital ties	The Bidder holds 24,200 common shares in the Target Company (Shareholding Percentage: 0.17%).
Personnel ties	There are no personnel ties between the Company and the Target

Company requiring disclosure. There are no personnel ties between the related persons and subsidiaries and associates of the Company and the related persons and subsidiaries and associates of the Target Company that require special mention.

Trade relations	The Company and its subsidiaries and associates sell printer equipment, etc. to the Target Company.
Related party status	The Target Company is not a related party of the Company. In addition, none of the related persons and subsidiaries and associates of the Target Company is a related party of the Company.

(2)	Schedule, etc.

1)	Schedule

Resolution of the board of directors	Wednesday, November 9, 2011
Date of public announcement of the commencement of the Tender Offer	Thursday, November 10, 2011 An electronic public notice will be placed and a notification to that effect will be placed on the Nihon Keizai Shimbun. (URL: http://info.edinet-fsa.go.jp/)
Date of submission of tender offer notification	Thursday, November 10, 2011

2)	The originally submitted period of the Tender Offer

Thursday, November 10, 2011 – Tuesday, December 20, 2011 (28 business days)

3)	Possibility of extension at the request of the Target Company

In case the Target Company submits an opinion report requesting the extension of the purchase period of the Tender Offer (hereinafter referred to as the “Tender Offer Period”) pursuant to the provisions of Article 27-10, Paragraph 3 of the Act, the Tender Offer Period will be extended by 30 business days until Thursday, December 22, 2011.

(3)	Tender offer price

200 yen per common share

1 yen per Share Subscription Right

(4)	Grounds for calculating the tender offer price

1)	Basis of calculation

(i)	Common shares

In determining the Tender Offer Price, the Company requested SMBC Nikko Securities, a third-party valuation expert who is independent from both the Company and the Target Company, to act as a financial advisor and perform the valuation of shares in the Target Company, which was to be used as reference information in the determination of the Tender Offer Price.

SMBC Nikko Securities performed the valuation of the shares in the Target Company by using the DCF method, the average market price method, and the comparable listed company method. The Company received the Valuation Report (SMBC Nikko Securities) on November 8, 2011. (The Company has not obtained a fairness opinion on the Tender Offer Price.) The ranges of per share value of common shares in the Target Company calculated under each of the abovementioned methods are as follows:

DCF method:	180 yen – 250 yen
Average market price method:	106 yen – 110 yen
Comparable transaction method:	128 yen – 220 yen

Under the DCF method, the range of the per share value is determined by analyzing the enterprise value and the value of stock based on the present value of the expected future free cash flows generated by the Target Company discounted at a certain discount rate. The expected future free cash flows are estimated based on the business plan submitted by the Target Company, interview with the management of the Target Company, and the trend of the recent financial results of the Target Company.

Under the average market price method, the range of the per share value is determined based on the simple average stock prices of the common shares in the Target Company in the JASDAQ market (based on closing prices) for a period of one and three months from November 8, 2011 as the base date (106 yen and 110 yen, respectively).

Under the comparable listed company method, the range of the per share value is determined based on the valuation of the shares in the Target Company derived by applying certain multipliers to the relevant financial indicators of the Target Company, where said multipliers are calculated from the ratio of stock prices, etc. to the relevant financial indicators of selected Comparable Companies.

In performing the valuation, SMBC Nikko Securities also examined the contents of the Full-year forecasts for the fiscal year ending December 31, 2011 as stated in the “Notice of Revisions to Full-year Forecasts for the Fiscal Year Ending December 31, 2011” published by the Target Company on November 9, 2011.

Referring to the Valuation Report (SMBC Nikko Securities) and in comprehensive consideration of the result of the acquisition due diligence conducted by the Company, the trend of the market price of the shares in the Target Company, approval/disapproval on the Tender Offer by the board of directors of the Target Company, the prospect for the number of shares subject to the application for the Tender Offer, etc., the Company, having consulted and negotiated with Mars Engineering, the largest shareholder of the Target Company and the Target Company, determined the final Tender Offer Price at 200 yen per share.

The Tender Offer Price (200 yen) is equivalent to an amount calculated as the closing price of ordinary market transactions in the JASDAQ market on November 8, 2011, the business day immediately preceding the announcement of the commencement of the Tender Offer by the Company (105 yen) plus a premium of 90.48%, an amount calculated as the simple average of the closing prices of ordinary market transactions over a period of one month ending November 8, 2011 (106 yen) plus a premium of 88.68%, an amount calculated as the simple average of the closing prices of ordinary market transactions over a period of three months ending November 8, 2011 (110 yen) plus a premium of 81.82%, and an amount calculated as the simple average of the closing prices of ordinary market transactions over a period of six months ending November 8, 2011 (112 yen) plus a premium of 78.57%, respectively.

(ii)	Share subscription rights

The Share Subscription Rights, which are also subject to the Tender Offer, have been issued to the directors and employees of the Target Company as employee share options. As such, the holders of the Share Subscription Rights intending to exercise the option are required, in principle, to hold a position as a director, an employee, etc., of the Target Company at the time of the exercise of the option. Therefore, the Company determined the tender offer price for the Share Subscription Rights at 1 yen per Share Subscription Right in view of the fact that the Company will unlikely be able to exercise them even if the Company acquires them through the Tender Offer.

2)	Price determination process

(Tender Offer Price determination process)

In recent years, the printing market has faced a major paradigm shift encompassing the change in values toward paper media and the acceleration of the cross-media trend through the wide-spread use of the Internet and smartphones. In this market environment, marketing techniques with favorable cost-benefit characteristics such as one-to-one marketing and direct marketing have become more relevant. As a result, printing needs are also expected to shift from high volume printing to small lot printing for a wide range of products. In addition, it is predicted that “digital commercial printing” and “office document printing” will be more undistinguishable and seamless going forward due to the dissemination of new business models such as TransPromo, which refers to a technique of sending, for example, monthly bills or usage statements through direct mail with appropriate promotional messages printed on them that are relevant to the receivers of such documents.

Affected by the trend toward open data processing and increasing demand for lower prices and color printing capabilities in addition to the changes in the market environment described above, the business domain of the Target Company is also facing a period of transition that requires the providers to expand and improve both hardware and software to create higher values for customers than before.

In this market environment, the Company and the Target Company started an alliance in the sales of Océ office printers in November 2010 and have worked together by leveraging the sales/after-sales service capability, technical capability, and customer base of the Target Company in the area of office document printing. In addition, we are also strengthening our collaboration in the support function. For example, in the Océ Makuhari Showroom, which was opened in July 2011 as the first showroom for Océ high speed continuous form printers in Asia, the Company worked with the Target Company in the provision of maintenance services for these products. In parallel with these collaborations, the Company and the Target Company have also had ongoing discussions about the synergy created by more integrated business operations that combine the business resources of both companies including capital, which goes beyond a mere business alliance. We started specific discussions about the Transaction in August 2011, which resulted in a conclusion that, in order to further enhance the enterprise value of both companies and achieve sustained growth, it is beneficial for both of us to strengthen the capital ties between the two companies and create a strong collaborative system that leverages the business recourses of both companies as soon as possible by entering into the Transaction in which the Target Company will become a wholly-owned subsidiary of the Company, given that the printing market is experiencing a major paradigm shift and the Target Company is facing an urgent challenge of strengthening alliance with a partner who is capable of offering products with competitive advantage to the production printing market. As a result, the Company decided to carry out the Tender Offer at the board of directors’ meeting held on November 9, 2011 and determined the Tender Offer Price through the following processes.

(i)	Name of the third party from which the Company obtained an opinion on price

In determining the Tender Offer Price, the Company requested SMBC Nikko Securities, an external valuation expert who is independent from both the Company and the Target Company, to act as a financial advisor and perform the valuation of common shares in the Target Company, which is to be used as a reference information in the determination of the Tender Offer Price. SMBC Nikko Securities neither is a related party of the Company nor has a significant interest in the Tender Offer.

SMBC Nikko Securities performed the valuation of the shares in the Target Company by using the DCF method, the average market price method, and the comparable listed company method. The Company received the Valuation Report (SMBC Nikko Securities) on November 8, 2011. (The Company has not obtained a fairness opinion on the Tender Offer Price.)

(ii)	Summary of the obtained opinion

The ranges of per share value of common shares in the Target Company calculated by SMBC Nikko Securities using the DCF method, the average market price method, and the comparable listed company method are as follows:

DCF method:	180 yen – 250 yen
Average market price method:	106 yen – 110 yen
Comparable listed company method:	128 yen – 220 yen

Under the DCF method, the range of the per share value is determined by analyzing the enterprise value and the value of stock based on the present value of the expected future free cash flows generated by the Target Company discounted at a certain discount rate. The expected future free cash flows are estimated based on the business plan submitted by the Target Company, interview with the management of the Target Company, and the trend of the recent financial results of the Target Company.

Under the average market price method, the range of the per share value is determined based on the simple average stock prices of the common shares in the Target Company in the JASDAQ market (based on closing prices) for a period of one and three months from November 8, 2011 as the base date (106 yen and 110 yen, respectively).

Under the comparable listed company method, the range of the per share value is determined based on the valuation of the shares in the Target Company derived by applying certain multipliers to the relevant financial indicators of the Target Company, where said multipliers are calculated from the ratio of stock prices, etc. to the relevant financial indicators of selected Comparable Companies.

In performing the valuation, SMBC Nikko Securities also examined the contents of the Full-year forecasts for the fiscal year ending December 31, 2011 as stated in the “Notice of

Revisions to Full-year Forecasts for the Fiscal Year Ending December 31, 2011” published by the Target Company on November 9, 2011.

(iii)	Process through which the tender offer price is determined in consideration of the obtained opinion

Referring to the Valuation Report (SMBC Nikko Securities) and in comprehensive consideration of the result of the acquisition due diligence conducted by the Company, the trend of the market price of the shares in the Target Company, approval/disapproval on the Tender Offer by the board of directors of the Target Company, the prospect for the number of shares subject to the application for the Tender Offer, etc., the Company, having consulted and negotiated with Mars Engineering, the largest shareholder of the Target Company and the Target Company, determined at a board of directors’ meeting held on November 9, 2011 the final Tender Offer Price at 200 yen per share.

The Share Subscription Rights, which are subject to the Tender Offer, have been issued to the directors and employees of the Target Company as employee share options. As such, the holders of the Share Subscription Rights intending to exercise the option are required, in principle, to hold a position as a director, an employee, etc., of the Target Company at the time of the exercise of the option. Therefore, the Company determined at a board of directors’ meeting held on November 9, 2011 the tender offer price for the Share Subscription Rights at 1 yen per Share Subscription Right in view of the fact that the Company will unlikely be able to exercise them even if the Company acquires them through the Tender Offer.

(Measures to ensure the fairness of the Tender Offer Price)

(i)	Acquisition by the Bidder of a stock valuation report prepared by a third-party valuation expert

As explained in “(Tender Offer Price determination process)” above, in determining the Tender Offer Price, the Company requested SMBC Nikko Securities, an external valuation expert who is independent from both the Company and the Target Company, to act as a financial advisor and perform the valuation of common shares in the Target Company, which is to be used as a reference information in the determination of the Tender Offer Price, and obtained the Valuation Report (SMBC Nikko Securities) from SMBC Nikko Securities on November 8, 2011.

(ii)	Acquisition by the Target Company of a stock valuation report prepared by a third-party valuation expert

The board of directors of the Target Company, in examining the appropriateness of the Tender Offer Price, requested Mizuho Bank, a third-party valuation expert who is independent from the Company, Mars Engineering, and the Target Company, to act as a financial advisor and perform the valuation of shares in the Target Company, and received the “Valuation Report (Mizuho Bank) from Mizuho Bank on November 7, 2011.

(iii)	Examination, consultation, negotiation, etc., by the project team of the Target Company

Realizing (1) that in judging whether the Transaction should be carried out, the Target Company needs to conduct careful examination by paying maximum attention to the protection of the interest of the shareholders of the Target Company other than the Company as, if the Transaction is carried out in response to the proposal by the Company, the common shares in the Target Company will be delisted and the shareholders of the Target Company other than the Company will receive shares in the Company (however, any shareholders allotted less than 1 share in the Company will receive sales proceeds of said fractional share), among other reasons and (2) that in judging whether the Transaction should be carried out, the Target Company cannot completely deny the general and abstract possibility that conflict of interest will arise between the board of directors of the Target Company and the shareholders of the Target Company other than Mars Engineering as the Target Company cannot completely deny the general and abstract possibility that Mars Engineering will exert certain influence on the board of directors of the Target Company in its decision making related to the Transaction given the fact that Mars Engineering holds 25.89% of the total shares issued by the Target Company and Mr. Shigeo Komiya, a director of the Target Company who is also the representative director and chairman of Mars Engineering, while it cannot necessarily be said that Mars Engineering and other shareholders of the Target Company are in a situation where their interests are aligned with regard to whether and in what structure the Transaction will be carried out as there is a significant difference between Mars Engineering and other shareholders of the Target Company in terms of the number of shares held, among other reasons, the Target Company established the Target Company Project Team consisting of all directors of the Target Company excluding Mr. Shigeo Komiya, who is also the representative director and chairman of Mars Engineering (Mr. Koutaro Tomiyama, Mr. Yuichi Nakazawa, Mr. Yukio Osaki, Mr. Fumio Kita, Mr. Junji Shoji, and Mr. Yasuo Ohnishi) as of October 11, 2011 for the purpose of ensuring fair proceedings in board of directors’ meetings concerning the Transaction including the Tender Offer and avoiding the potential conflict of interest by eliminating arbitrariness from the decision making process as much as possible. The Target Company Project Team, from the perspective of the enterprise value of the Target Company as well as the protection of the common interest of the shareholders, carefully examined the appropriateness of the terms and conditions of the Tender Offer (including the Tender Offer Price and the tender offer price for the Share Subscription Rights per the Share Subscription Right) and the fairness of a series of procedures comprising the Transaction and carried out consultation and negotiation about the Transaction with the Company.

We were informed that Mr. Shigeo Komiya, who is a director of the Target Company, was not elected as a member of the Target Company Project Team and was not involved in any of said examination, consultation and negotiation by the Target Company Project Team as he was also the representative director and chairman of Mars Engineering, which as a major shareholder of the Target Company concluded the Tender Offer Agreement with the Company under which it agrees to apply for the Tender Offer.

(iv)	Establishment of a third-party committee by the Target Company

On October 11, 2011, Target Company Project Team established a third-party committee consisting of Mr. Hironari Hashioka (attorney-at-law, Vasco Da Gama Offices), who is an outside corporate auditor of the Target Company, Mr. Taizo Ohta (attorney-at-law, Marunouchi Sogo Law Office) as an external expert, and Mr. Tetsuya Ishihara (CPA, Grant Thornton Taiyo ASG LLC), all of whom are highly independent from the Company, Mars Engineering, and the Target Company for the purpose of avoiding the potential conflict of interest by ensuring fairness in the meetings of the board of directors of the Target Company concerning the Transaction and by eliminating arbitrariness from the decision making process as much as possible and confirming that passing a resolution approving the Transaction at a meeting of the board of directors of the Target Company would not cause any disadvantages to the “Minority Shareholders, etc. after the Tender Offer and requested the third-party committee to deliberate on (a) the appropriateness of the Transaction, (b) the fairness of the procedures adopted in the negotiation process concerning the Transaction, (c) the fairness of the consideration delivered to the Minority Shareholders, etc. of the Target Company as a result of the Transaction, and (d) whether the Transaction would cause any disadvantages to the Minority Shareholders, etc. of the Target Company and to provide advice on these topics to the Target Company Project Team.

The third-party committee held five meetings in total during the period from October 13, 2011 to November 7, 2011 to deliberate on these topics. More specifically, the committee received explanation from the Target Company Project Team, Mizuho Bank (financial advisor of the Target Company), and TMI Associates (legal advisor of the Target Company) about the contents of the proposal by the Company, independence of Mizuho Bank and TMI Associates from the Company and the Target Company, and the purpose of the Transaction and specifically how the enterprise value of the Target Company is expected to be enhanced by the Transaction and had a Q&A session on these topics. In addition, the committee consulted the Valuation Report (Mizuho Bank) prepared by Mizuho Bank, received from Mizuho Bank advice and explanation about the valuation of common shares in the Target

Company based on the Valuation Report (Mizuho Bank), and received, as necessary, advice from TMI Associates on the fairness of the procedures adopted in relation to the Transaction and other topics.

On November 7, 2011, after carefully deliberating on and analyzing the topics listed above based on the results of the examination processes outlined above, the third-party committee submitted to the Target Company Project Team a report summarizing its advice to the effect that (a) the Transaction is expected to result in enhancement of the enterprise value of the Target Company and the purpose of the Transaction is appropriate (b) the procedures adopted in the negotiation process concerning the Transaction was fair, (c) the consideration to be delivered to the Minority Shareholders, etc. of the Target Company as a result of the Transaction is fair, and (d) given the conclusions stated in (a) through (c) as well as other relevant matters, the Transaction is not disadvantageous to the Minority Shareholders, etc..

(v)	Advice to the Target Company from an independent legal advisor

The board of directors of the Target Company, in order to ensure transparency and reasonableness in the decision making process concerning the Transaction, etc., appointed TMI Associates as a legal adviser who is independent from the Company, Mars Engineering, and the Target Company and obtained legal advice from TMI Associates on the decision making process concerning the Transaction, the decision making method, and other points to be noted in making decisions related to the Transaction.

(vi)	Unanimous approval by all directors and corporate auditors with no special interest in the Transaction

The Target Company, after carefully discussing and considering the appropriateness of the Transaction and the Tender Offer Price as well as other terms and conditions of the Tender Offer based on the Valuation Report (Mizuho Bank) and advice received from Mizuho Bank, the legal advice obtained from TMI Associates, the report submitted by the third-party committee, and the results of the examination, consultation, and negotiation by the Target Company Project Team, passed a resolution at a board of directors’ meeting held on November 9, 2011 to express its support to the Tender Offer and to encourage the shareholders of the Target Company to apply for the Tender Offer, based on the judgment that the Transaction will (1) enable the maximization of synergy between the Company and the Target Company in each of their business domains by creating a management system that allows for integrated and speedy decision making, while leveraging the unique strengths of the Target Company, such as its know-how accumulated through many years of experience, to a maximum extent, (2) in view of the Target Company’s financial conditions, business environment, etc., contribute to the enhancement of the Target Company’s enterprise value in the medium- to long-term period by strengthening its business foundation, and (3) provide the shareholders of the Target Company with a reasonable opportunity to sell their shares as the Tender Offer Price and other terms and conditions of the Tender Offer are considered appropriate for the shareholders of the Target Company. The Target Company also passed a resolution at the same board of directors’ meeting that it will leave the judgment whether to apply for the Tender Offer with regard to the Share Subscription Rights to the holders of the Share Subscription Rights because the Target Company had not obtained an opinion on the valuation of the Share Subscription Rights from a third-party valuation expert and had not performed any validation of the tender offer price for the Share Subscription Rights in view of the fact that the Company will unlikely be able to exercise them even if the Company acquires them. The Company has also been informed that the Target Company has no plan to approve transfer of the Share Subscription Rights to the Company in the case where the holders of the Share Subscription Rights apply for the Tender Offer in consideration of the fact that the Share Subscription Rights have been issued to the directors and employees of the Target Company as employee share options.

The abovementioned resolution concerning the opinion on the Tender Offer was passed at a board of directors’ meeting held on November 9, 2011 by a unanimous vote of the directors present (Mr. Shigeo Komiya, who is the representative director and chairman of Mars Engineering, which as a major shareholder of the Target Company has concluded the Tender Offer Agreement with the Company to the effect that it will apply for the Tender Offer, and also a director of the Target Company, did not participate in the deliberations and the vote on the abovementioned resolution as he may have conflict of interest with the shareholders of the Target Company excluding Mars Engineering in a general and abstract sense, but all other directors of the Target Company participated in the vote). We were also informed by the Target Company that all the corporate auditors of the Target Company attended the board of directors’ meeting mentioned above and each of them stated his/her opinion that there is no objection to the opinion of the board of directors on the Tender Offer.

3)	Relationship with the valuation expert

SMBC Nikko Securities, who is the financial advisor (valuation expert) to the Company, neither is a related party of the Company nor has a significant interest in the Tender Offer.

(5)	Number of shares to be purchased

Number of shares to be purchased	Lower limit of the number of shares to be purchased	Upper limit of the number of shares to be purchased
12,196,799	5,997,000	-

Note 1:

In case the total number of tendered shares does not reach the predetermined lower limit (5,997,000), the Company will not acquire any of the tendered shares. In the case where the total number of tendered shares is equal to or greater than the predetermined lower limit (5,997,000), the Company will acquire all of the tendered shares.

2:	Shares less than one unit are also subject to the Tender Offer.
3:	The Company does not intend to acquire any of the treasury shares held by the Target Company through the Tender Offer.
4:

The number indicated above as the number of shares to be purchased (12,196,799) represents the maximum number of shares in the Target Company that can be purchased by the Bidder in the Tender Offer. Said maximum number of shares in the Target Company (12,196,799) is calculated as the total number of common shares issued by the Target Company as of June 30, 2011 (13,906,823) as stated in the Target Company’s Quarterly Report for the 2nd Quarter of its 39th Term (submitted on August 11, 2011), plus the maximum number of common shares in the Target Company subject to the Share Subscription Rights as of June 30, 2011 as stated in the same report (227,000), less the number of shares excluded from the proposed acquisition through the Tender Offer (i.e., the number of treasury shares owned by the Target Company as of June 30, 2011 as stated in the same report (1,912,824) and the number of common shares held by the Company as of the date of this release (24,200)).

5:

The Share Subscription Rights may be exercised by the last day of the Tender Offer Period. Any common shares in the Target Company issued or transferred upon the exercise of the Share Subscription Rights are also subject to the acquisition through the Tender Offer.

(6)	Changes in percentage of shareholding after the purchase

Number of voting rights pertaining to shares, etc., held by the Bidder before the Tender Offer	24	(Percentage of shareholding before the Tender Offer	0.20%)
Number of voting rights pertaining to shares, etc., held by persons who have a special relationship before the Tender Offer	-	(Percentage of shareholding before the Tender Offer	-%)

Number of voting rights pertaining to shares, etc. to be purchased	12,196	(Percentage of shareholding after the Tender Offer	100.00%)
Total number of voting rights held by all shareholders of the Target Company	11,936

Note 1:	“Number of voting rights pertaining to shares, etc. to be purchased” represents the number of voting rights pertaining to the number of shares to be purchased (12,196,799).
2:

“Total number of voting rights held by all shareholders of the Target Company” represents the number of voting rights held by all shareholders, etc. as stated in the Quarterly Report for the 2nd Quarter of the 39th Term of the Target Company (submitted on August 11, 2011). However, as any common shares in the Target Company issued or transferred upon the exercise of the Share Subscription Rights and shares less than one unit are also subject to the acquisition through the Tender Offer, the “Percentage of shareholding before the Tender Offer” and the “Percentage of shareholding after the Tender Offer” are calculated by using 12,220 as the “Total number of voting rights held by all shareholders of the Target Company,” where 12,220 is equal to the number of voting rights pertaining to the number of shares in the Target Company (12,220,999) calculated as the total number of common shares issued by the Target Company as of June 30, 2011 (13,906,823) as stated in the Target Company’s Quarterly Report for the 2nd Quarter of its 39th Term (submitted on August 11, 2011), plus the maximum number of common shares in the Target Company subject to the Share Subscription Rights as of June 30, 2011 as stated in the same report (227,000), less the number of treasury shares owned by the Target Company as of June 30, 2011 as stated in the same report (1,912,824).

3:	The “Percentage of shareholding before the Tender Offer” and the “Percentage of shareholding after the Tender Offer” are rounded to the nearest hundredth.

(7)	Total purchase amount: 2,439,359,800 yen

(Note)	The total purchase amount is calculated as the number of shares to be purchased by the Tender Offer (12,196,799) multiplied by the Tender Offer Price (200 yen).

(8)	Settlement method

1)	Name and the location of the head office of a financial instruments business operator, a bank, etc. handling the settlement

SMBC Nikko Securities Inc. 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo, Japan

2)	Settlement start date

Wednesday, December 28, 2011

If the Tender Offer Period is extended pursuant to the provisions of Article 27-10, Paragraph 3 of the Act, the settlement start date will be Friday, December 30, 2011.

3)	Settlement method

A notice on purchase under the Tender Offer will be mailed to the address or the location of applicant shareholders, etc. (or the standing proxy in the case of a foreign shareholder, etc.) without delay after the closing of the Tender Offer.

Purchase will be settled in cash. The tender offer agent specified in (11) below will remit proceeds pertaining to the sale of shares to the address designated by the applicant shareholders, etc. (or the standing proxy in the case of a foreign shareholder, etc.) in accordance with the instructions by the applicant shareholders, etc. (or the standing proxy in the case of a foreign shareholder, etc.) without delay after settlement begins.

4)	Procedure for returning share certificates, etc.

In case the Company decides not to acquire any of the tendered shares in accordance with provisions of “1) Conditions described in the items of Article 27-13, Paragraph 4 of the Act” or “2) Conditions of withdrawal of the Tender Offer and procedure for disclosure of withdrawal” under “(9) Other terms and procedures for the Tender Offer” below, the tender offer agent will restore share certificates, etc. that need to be returned to the original state at the time of the application (meaning the state of the shares under which they are no longer subject to the execution of the order to apply for the Tender Offer) in the account of the Applicant Shareholders with the tender offer agent without delay on or after the second business day after the last day of the Tender Offer Period (or, in case of withdrawal of the Tender Offer, the date of such withdrawal). With respect to share subscription rights, documents submitted for the application will be returned to the applicant shareholders, etc. (or the standing proxy in the case of a holder of share subscription rights who is a foreign resident) by mail or otherwise.

(9)	Other terms and procedures for the Tender Offer

1)	Conditions described in the items of Article 27-13, Paragraph 4 of the Act

In case the total number of tendered shares does not reach the predetermined lower limit (5,997,000), the Company will not acquire any of the tendered shares. In the case where the total number of tendered shares is equal to or greater than the predetermined lower limit (5,997,000), the Company will acquire all of the tendered shares.

2)	Conditions of withdrawal of the Tender Offer and procedure for disclosure of withdrawal

If any of the events described in Item 1 (i) through (ix), (xii) through (xviii), Item 2, Item 3(i)

through (viii) and (x), Item 4, and Item 5 of Paragraph 1 of Article 14, and Items 3 through 6 of Paragraph 2 of Article 14 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965 including any subsequent amendments thereto; hereinafter referred to as the “Order”) occurs, the Tender Offer may be withdrawn.

The events referred to by Item 3(x) of Paragraph 1 of Article 14 of the Order shall be the following events that are considered to be similar to those listed in (i) through (ix) of said item: where it has been found that any of the statutory disclosure documents submitted by the Target Company in the past contained a fake statement about important matters or omitted a statement on important matters that should be stated.

In case of withdrawal, an electronic public notice will be placed and a notification to that effect will be placed on the Nihon Keizai Shimbun. However, if it is impractical to publicly notify by the last day of the Tender Offer Period, the Company will make an announcement in accordance with the method prescribed in Article 20 of the Cabinet Office Ordinance on the Disclosure of Takeover Bids by Non-issuers (Ordinance of the Ministry of Finance No. 38 of 1990 including any subsequent amendments thereto; hereinafter referred to as the “Ordinance”) and officially notify immediately thereafter.

3)	Conditions for and details of reducing purchase price and procedure for disclosure of price reduction

In case the Target Company takes any of the actions set out in Article 13, Paragraph 1 of the Order during the Tender Offer Period pursuant to the provisions of Article 27-6, Paragraph 1, Item 1 of the Act, the Bidder may reduce the purchase price in accordance with the standard set forth in Article 19, Paragraph 1 of the Ordinance. In case of price reduction, an electronic public notice will be placed and a notification to that effect will be placed on the Nihon Keizai Shimbun. However, if it is impractical to publicly notify by the last day of the Tender Offer Period, the Company will make an announcement in accordance with the method prescribed in Article 20 of the Ordinance and officially notify immediately thereafter.

In the case where the purchase price is reduced, share certificates, etc. for which the application was made prior to the date of such public notice, will be also purchased at the reduced price.

4)	Right of applicant shareholders, etc. for termination of agreement

Applicant shareholders, etc. may terminate an agreement pertaining to the Tender Offer at any time during the Tender Offer Period. Applicant shareholders intending to terminate an agreement are advised to deliver or send by mail a document stating the intention to terminate an agreement pertaining to the Tender Offer (hereinafter referred to as the “Termination Document”) to the person specified below by 15:30 (TOKYO) on the last day of the Tender Offer Period. (Business hours may be different depending on the sales office. Please follow the procedure described above after inquiring the business hours of the sales office to be used.) In the case where a Termination Document is mailed, it must arrive at the person specified below by 15:30 (TOKYO) on the last day of the Tender Offer Period. (Business hours may be different depending on the sales office. Please follow the procedure described above after inquiring the business hours of the sales office to be used.)

Person who is granted the authority to receive Termination Documents

SMBC Nikko Securities Inc. 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo, Japan

(And other sales offices of SMBC Nikko Securities Inc. located in Japan)

The Bidder will not demand compensations or payments of penalty for breach of contract to an applicant shareholder, etc. on the ground that he/she has terminated an agreement.

5)	Procedure for disclosure of changes in purchasing terms

The Bidder may change the purchasing terms during the Tender Offer Period except in the case where such change is prohibited by Article 27-6 of the Act and Article 13 of the Order. In the case where the Company intends to change the purchasing terms, it will make an electronic public announcement of the detail and publish a notification on the Nihon Keizai Shimbun. However, if it is impractical to publicly notify by the last day of the Tender Offer Period, the Company will make an announcement in accordance with the method prescribed in Article 20 of the Ordinance and officially notify immediately thereafter. When changes are made to the purchasing terms, share certificates, etc. for which the application was made prior to such public announcement, will be purchased according to the changed purchasing terms.

6)	Procedure for disclosure of the submission of amendments to the registration statement

In case an amendment report is filed to the Director of the Kanto Local Financial Bureau, the Company will immediately announce the contents regarding the public announcement of the Tender Offer, but only with respect to amendments affecting the contents of the public notice on the commencement of the Tender Offer, pursuant to the method set forth by the Article 20 of the Ordinance. In addition, the Company will immediately amend the tender offer circular and provide an amended version to the applicant shareholders, etc. who have already received the circular. However, if changes are minor, the Company will draw up a document that contains reasons for the amendment, the items that have been amended and the amended contents and send it to the applicant shareholders as a means of amendment.

7)	Procedure for disclosure of results of the Tender Offer

The results of the Tender Offer bid will be announced in accordance with the procedures set forth by Article 9-4 of the Order and the Article 30-2 of the Ordinance on the following day of the last day of the Tender Offer Period.

8)	Other

The Tender Offer will not be carried out in the U.S. or for the U.S., directly or indirectly, nor will it be conducted using U.S. mail, other methods or means of inter-state trade or international trade, including but not limited to, telephone, telex, facsimile, e-mail, Internet communication, or securities exchange facilities in the U.S. Applying for the Tender Offer, using the methods or means described above or via securities exchange facilities in the U.S., is not permitted.

The tender offer notification pertaining to the Tender Offer or related documents may not be sent or distributed in, to, or from the U.S by mail or other means. Such mail or distribution is not authorized. Application for the Tender Offer violating the above restrictions directly or indirectly will not be processed.

Each person who applies or the Tender Offer (or the standing proxy in the case of a foreign shareholder, etc.) is required to represent and warrant to the effect that he/she is not in the U.S. neither at the time of the application nor the time of sending an application form for the Tender Offer, that no information regarding the Tender Offer or document pertaining to purchase has been received or sent in, to or from the U.S., that mail systems in the U.S., other methods or means of inter-state trade or international trade, including but not limited to, telephone, telex, facsimile, e-mail, Internet communication, or securities exchange facilities in the U.S. have not been used for purchase or signing and delivering the application form for the Tender Offer, directly or indirectly, and that he/she is not acting as an agent, custodian or a mandatory for others without discretion (excluding cases where such others are giving all the instructions on the Tender Offer from outside the U.S.).

(10)	Date of public announcement of the commencement of the Tender Offer

Thursday, November 10, 2011

(11)	Tender offer agent

SMBC Nikko Securities Inc. 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo, Japan

3.	Post-acquisition policies and future prospects

(1)	Post-acquisition policies

For the post-acquisition policies, see “(3) Post-acquisition management policy,” “(4) Post-acquisition reorganization policy (matters concerning so-called two-step acquisition),” and “(5) Prospect for delisting and reasons therefor” under “1. Purpose of the Tender Offer” above.

(2)	Prospects for the impact on future performance

The Company is currently analyzing the impact of the Tender Offer on the performance forecast for the current fiscal term. If it is found that the forecast needs to be revised, a revised forecast will be promptly disclosed.

4.	Other

(1)	Agreement between the Bidder and the Target Company or its officers and the contents of the agreement

1)	Agreement between the Bidder and the officers of the Target Company and the contents of the agreement

None.

2)	Agreement between the Bidder and the Target Company and the contents of the agreement

According to the Target Company Press Release, the Target Company, after carefully discussing and considering the appropriateness of the Transaction and the Tender Offer Price as well as other terms and conditions of the Tender Offer based on the Valuation Report (Mizuho Bank) and advice received from Mizuho Bank, the legal advice obtained from TMI Associates, the report submitted by the third-party committee, and the results of the examination, consultation, and negotiation by the Target Company Project Team, passed a resolution at a board of directors’ meeting held on November 9, 2011 to express its support to the Tender Offer and to encourage the shareholders of the Target Company to apply for the Tender Offer, based on the judgment that the Transaction will (1) enable the maximization of synergy between the Company and the Target Company in each of their business domains by creating a management system that allows for integrated and speedy decision making, while leveraging the unique strengths of the Target Company, such as its know-how accumulated through many years of experience, to a maximum extent, (2) in view of the Target Company’s financial conditions, business environment, etc., contribute to the enhancement of the Target Company’s enterprise value in the medium- to long-term period by strengthening its business foundation, and (3) provide the shareholders of the Target Company with a reasonable opportunity to sell their shares as the Tender Offer Price and other terms and conditions of the Tender Offer are considered appropriate for the shareholders of the Target Company. The Target Company also passed a resolution at the same board of directors’ meeting that it will leave the judgment whether to apply for the Tender Offer with regard to the Share Subscription Rights to the holders of the Share Subscription Rights because the Target Company had not obtained an opinion on the valuation of the Share Subscription Rights from a third-party valuation expert and had not performed any validation of the tender offer price for the Share Subscription Rights in view of the fact that the Company will unlikely be able to exercise them even if the Company acquires them. The Company has also been informed that the Target Company has no plan to approve transfer of the Share Subscription Rights to the Company in the

case where the holders of the Share Subscription Rights apply for the Tender Offer in consideration of the fact that the Share Subscription Rights have been issued to the directors and employees of the Target Company as employee share options.

According also to the Target Company Press Release, the abovementioned resolution concerning the opinion on the Tender Offer was passed at a board of directors’ meeting held on November 9, 2011 by a unanimous vote of the directors present (Mr. Shigeo Komiya, who is the representative director and chairman of Mars Engineering, which as a major shareholder of the Target Company has concluded the Tender Offer Agreement with the Company to the effect that it will apply for the Tender Offer, and also a director of the Target Company, did not participate in the deliberations and the vote on the abovementioned resolution as he may have conflict of interest with the shareholders of the Target Company excluding Mars Engineering in a general and abstract sense, but all other directors of the Target Company participated in the vote). We were also informed by the Target Company that all the corporate auditors of the Target Company attended the board of directors’ meeting mentioned above and each of them stated his/her opinion that there is no objection to the opinion of the board of directors on the Tender Offer.

(2)	Announcement of kessan tanshin (summary financial report)

On November 9, 2011, the Target Company announced “Kessan Tanshin (Summary Financial Report) for the Cumulative 3rd Quarter of the Fiscal Year ending December 31, 2011 [Japanese GAAP] (Non-consolidated).” The highlight of this announcement is presented below. The highlight of the announcement presented below is an excerpt from the announcement made by the Target Company and the Company is not in a position to be able to and did not actually verify the accuracy and integrity of the contents. For more details, refer to the original announcement.

i	Operating results

Fiscal period ended	Cumulative 3rd quarter of the fiscal year ending December 31, 2011 (From January 1, 2011 to September 30, 2011)
Net sales (in thousands of yen)	7,653,078
Cost of sales (in thousands of yen)	4,677,075
Selling, general and administrative expenses (in thousands of yen)	3,051,566
Non-operating income (in thousands of yen)	66,375
Non-operating expenses (in thousands of yen)	29,228
Net income (loss) (in thousands of yen)	(291,743)

ii	Per share information

Fiscal period ended	Cumulative 3rd quarter of the fiscal year ending December 31, 2011 (From January 1, 2011 to September 30, 2011)
Net income (loss) per share (yen)	(24.32)
Dividends per share (yen)	-
Net assets per share (yen)	431.16

(3)	Revision of dividend forecast

On November 9, 2011, the Target Company announced the “Notice concerning Revision of Dividend Forecast for the Fiscal Year ending December 31, 2011.” According to this announcement, the Target Company passed a resolution at the board of directors’ meeting held on November 9, 2011 that, subject to the successful completion of the Tender Offer, it will not distribute any year-end dividend for the fiscal year ending December 31, 2011 by revising the previous dividend forecast for the fiscal year ending December 31, 2011.

(4)	Revision of financial forecasts

On November 9, 2011, the Target Company announced the “Notice of Revisions to Full-year Forecasts for the Fiscal Year Ending December 31, 2011.” The highlight of this announcement is presented below. The highlight of the announcement presented below is an excerpt from the announcement made by the Target Company and the Company is not in a position to be able to and did not actually verify the accuracy and integrity of the contents. For more details, refer to the original announcement.

	Net Sales (Millions of yen)	Operating income (Millions of yen)	Ordinary income (Millions of yen)	Net income (Millions of yen)	Net income per share (Yen)
Previous forecast (A) (Announced on August 10, 2011)	12,688	332	368	100	8.34
Revised forecast (B)	11,179	138	173	(90)	(7.50)
Changes (B-A)	(1,509)	(194)	(195)	(190)	-
Changes (%)	(11.9)	(58.4)	(53.0)	-	-
(Reference) Actual results for the previous fiscal year (ended December 31, 2010)	12,178	(44)	(39)	(86)	(6.86)